SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 15)

                    Under the Securities Exchange Act of 1934



                        TRUMP ENTERTAINMENT RESORTS, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89816T 10 3
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                                 (CUSIP Number)

                                Robert M. Pickus
                        Trump Entertainment Resorts, Inc.
                          15 South Pennsylvania Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5866
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 August 3, 2009
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. 89816T 10 3                                          Page 1 of 8 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Donald J. Trump
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,744,351
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,407
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     2,744,351
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,745,758
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.28%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------
*Calculated based on 31,715,876 shares of common stock outstanding as of August 10, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended June 30, 2009.

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. 89816T 10 3                                          Page 2 of 8 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Ace Entertainnment Holdings Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,407
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,407
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            Co
----------- --------------------------------------------------------------------
*Calculated based on 31,715,876 shares of common stock outstanding as of August 10, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended June 30, 2009.

     This Amendment No. 15 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump and Ace Entertainment Holdings Inc., a New Jersey corporation wholly owned by Mr. Trump and formerly known as Trump Casinos, Inc. ("Ace", and together with Mr. Trump, the "Reporting Persons"), and amends the
Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump on June 22, 1995 (the "Initial Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April
25, 2002, June 18, 2003, August 12, 2004, January 31, 2005, May 23, 2005, May
12, 2006 and February 18, 2009, respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.001 per share (referred to herein and in previous amendments to this Schedule 13D as the "New Common Stock"), of Trump Entertainment Resorts, Inc., a Delaware corporation (referred to herein and in previous amendments to this Schedule 13D as the "Restructured Company"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange

Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock, other than those reported herein as being owned by it.

Item 4.        Purpose of Transaction.

     Item 4 is hereby amended by deleting the last paragraph thereof in its entirety and replacing such paragraph with the following:

     On August 3, 2009, the Restructured Partnership (as defined in Amendment No. 12 to this Schedule 13D), the Restructured Company, BNAC, Inc., a Texas corporation ("BNAC"), and Mr. Trump entered into a Purchase Agreement (the "2009 Purchase Agreement"). As previously disclosed, on February 17, 2009, the Restructured Company, the Restructured Partnership and certain of their direct and indirect subsidiaries (collectively, the "2009 Debtors") filed voluntary petitions in the United States Bankruptcy Court for the District of New Jersey in Camden, New Jersey (the "Bankruptcy Court") seeking relief under the provisions of chapter 11 of title 11 of the United States Code. In connection with the execution of the 2009 Purchase Agreement and the execution of a commitment letter with Beal Bank and Beal Bank Nevada that provides, subject to the terms and conditions set forth therein, that the lenders under the amended credit agreement of the Restructured Partnership, dated as of December 21, 2007 and as amended on December 21, 2007, May 29, 2008 and October 28, 2008, have consented to enter into an amended and restated credit agreement with the Restructured Partnership, on August 3, 2009 the 2009 Debtors filed with the Bankruptcy Court a joint chapter 11 plan of reorganization (the "2009 Plan").

     The 2009 Purchase Agreement provides that, subject to the terms and conditions set forth therein, and pursuant to the consummation of the 2009 Plan,
(i) BNAC will contribute or cause to be contributed, through certain intermediary entities, $50,010,000 in cash to the Restructured Partnership, and
(ii) Mr. Trump will contribute or cause to be contributed, directly and through certain intermediary entities, $49,990,000 in cash to the Restructured Partnership. In consideration for such capital contributions, and upon the consummation of the transactions contemplated by the 2009 Purchase Agreement:

     (i) All outstanding New Common Stock and other equity interests in the Restructured Company will be cancelled and the Restructured Company will issue 100 newly authorized shares of its common stock to Mr. Trump or his designee, such that Mr. Trump will own all of the issued and outstanding shares of capital stock of the Restructured Company;

     (ii) The terms of the existing ownership interests of Ace, the Restructured Company and TCI2 (as defined in Amendment No. 12 to this Schedule 13D) in the Restructured Partnership will be adjusted, and Mr. Trump will own, directly or indirectly, all of the outstanding equity interests of each of Ace, the Restructured Company and TCI2; and

     (iii) New partnership interests in the Restructured Partnership ("2009 Partnership Interests") will be issued to Mr. Trump and newly formed entities owned by Mr. Trump and BNAC such that Mr. Trump will own, directly and through certain intermediary entities (including the Restructured Company, Ace, TCI2 and such entities owned by Mr. Trump and BNAC), 49.99% of the outstanding 2009 Partnership Interests and BNAC will own, through such entities owned by Mr. Trump and BNAC, 50.01% of the outstanding 2009 Partnership Interests.

     The transactions contemplated by the 2009 Purchase Agreement are to occur over two separate closings. At the first closing (the "First Closing"), which is to occur on the effective date of the 2009 Plan, the capital contributions to be made by Mr. Trump indirectly through the Restructured Company, Ace and TCI2 will be effected. At the second closing, which is to occur on the business day immediately following the day on which the First Closing occurs, Mr. Trump will effect the remaining direct and indirect capital contributions to be made by him pursuant to the 2009 Purchase Agreement and BNAC will effect the indirect capital contributions to be made by it pursuant to the 2009 Purchase Agreement.

     The consummation of the transactions contemplated by the 2009 Purchase Agreement is subject to the satisfaction of certain closing conditions and the receipt of necessary approvals as well as the restructuring and recapitalization of the 2009 Debtors pursuant to, and subject to, the consummation of the 2009 Plan.

     The foregoing summary of the 2009 Purchase Agreement is not intended to be complete. The 2009 Purchase Agreement, a copy of which was filed by the Restructured Company as Exhibit 10.1 to the Restructured Company's Form 8-K dated August 3, 2009, is incorporated herein by reference and the foregoing summary of the 2009 Purchase Agreement is qualified in its entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreement.

     The Reporting Persons reserve the right to, and may, engage or otherwise participate in any transaction or other matter resulting from, or relating to, the pending bankruptcy proceedings of the 2009 Debtors and/or any of the transactions or activities described in clauses (a)-(j) of Item 4 of the instructions to Schedule 13D in connection with such bankruptcy proceedings. In addition, as previously reported, the Reporting Persons may also, from time to time, effect open market purchases of equity and/or debt securities of the Restructured Company.

Item 5.        Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting subsection (c) thereof in its entirety and replacing it with the following:

     (c) Except for the transactions described in Item 4 above, during the last 60 days there were no transactions with respect to the New Common Stock effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph to the end thereof:

     As described in Item 4 hereto, the Restructured Partnership, the Restructured Company, BNAC and Mr. Trump have entered into the 2009 Purchase Agreement. The information set forth in Item 4 with respect to the 2009 Purchase Agreement is incorporated into this Item 6 by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  September 29, 2009              /s/ Donald J. Trump
                                        ----------------------------------------
                                        Name:  Donald J. Trump


Dated:  September 29, 2009              ACE ENTERTAINMENT HOLDINGS INC.
                                        (formerly known as Trump Casinos, Inc.)



                                        By: /s/ Donald J. Trump
                                        ----------------------------------------
                                        Name:   Donald J. Trump
                                        Title:  President